AH 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022736

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32283

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH., D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICON Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 California Street, Suite 700
(No. and Street)

San Francisco,	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katrina K. Brown — (415) 733-5051 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Markwick LLP
(Name - *if individual, state last, first, middle name)*

757 Third Avenue	New York City,	NY	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 5/31/2002

CCH B80300 0831

OATH OR AFFIRMATION

I, Katrina K. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of March 31, 2002, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Louis JC Cusano
Notary Public, State of New York
No. 31-4889554
Qualified in New York County
Commission Expires 10-6-2002

Signature

President
Title

5/28/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Financial Statements and Schedules

March 31, 2002

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

KPMG

345 Park Avenue
New York, NY 10154

SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2002
WASH, D.C. 154 SECTION

Independent Auditors' Report

The Board of Directors
ICON Securities Corp.

We have audited the accompanying statements of financial condition of ICON Securities Corp. (a wholly owned subsidiary of ICON Holdings Corp.) as of March 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

May 24, 2002

KPMG LLP

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Statement of Financial Condition

March 31, 2002

ASSETS

Cash and cash equivalents	$ 213,890
Due from Parent, net	76,534
Due from affiliates	5,778
Prepaid expenses	14,112
Total assets	$ 310,314

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 74,812
Total liabilities	74,812
Stockholder's equity:	
Common stock; no par value; $1 stated value; authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	23,100
Retained earnings	212,302
Total stockholder's equity	235,502
Total liabilities and stockholder's equity	$ 310,314

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Statement of Operations

Year ended March 31, 2002

Revenues	
Underwriting fees	$ 1,145,252
Total revenues	1,145,252
Expenses:	
Selling, general and administrative (Note 3)	1,068,976
Registration fees and assessments	19,336
Total expenses	1,088,312
Income before provision for income taxes	56,940
Provision for income taxes	22,762
Net income	$ 34,178

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Statement of Changes in Stockholder's Equity

Year ended March 31, 2002

	Common Stock				
	Shares Outstanding	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2001	100	$ 100	$ 23,100	$ 178,124	$ 201,324
Net income	-	-	-	34,178	34,178
Balance at March 31, 2002	100	$ 100	$ 23,100	$ 212,302	$ 235,502

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Statement of Cash Flows

Year ended March 31, 2002

Cash flows from operating activities:	
Net income	$ 34,178
Changes in operating accounts to reconcile net income to net cash provided by operating activities:	
Due from Parent	(18,762)
Accounts payable and accrued expenses	(13,288)
Prepaid expenses	520
Due from affiliates	12,140
Net increase in cash and cash equivalents	14,788
Cash and cash equivalents, beginning of year	199,102
Cash and cash equivalents, end of year	$ 213,890
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes to financial statements.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Notes to Financial Statement

March 31, 2002

1. Organization

ICON Securities Corp. (the Company) was incorporated on April 2, 1982 and is a wholly owned subsidiary of ICON Holdings Corp. (Holdings or the Parent). The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (NASD) and is exempt from the requirements of Rule 15c3-3 pursuant to paragraph k(2)(i). The Company's primary business is to underwrite and sell units in publicly registered equipment leasing partnerships or limited liability companies.

2. Summary of Significant Accounting Policies

Basis of Financial Statements - The Company maintains its books and records on the accrual basis of accounting.

Income Taxes - The Company is included in the consolidated federal income tax return of Holdings. It is the policy of Holdings to allocate a tax provision or benefit to its subsidiaries based on the tax that would have been determined on a separate Company basis. The receivable or payable for income tax benefits or provisions is included in Due from Parent, net on the balance sheet.

Revenue Recognition – Underwriting fees are recorded as units in the publicly registered equipment leasing entities are sold.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

ICON Capital Corp. (Capital), also wholly owned by Holdings, is the General Partner and/or Manager of seven publicly owned Partnerships or limited liability companies (collectively, "Entities"). The Company earns 100% of its underwriting fees from the sale of the securities (units or shares) of the entities. During the year ended March 31, 2002, underwriting fees were derived from sales of units or shares of ICON Income Fund Eight B L.P. and ICON Income Fund Nine LLC. Sales of units for the other entities for which Capital is the General Partner were completed prior to April 2001. During the year ended March 31, 2002, certain selling, general and administrative expenses were allocated between the Company, its Parent and its affiliates based on management's best estimate of the benefits derived by each member of the group.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Notes to Financial Statements

4. Income Taxes

Income taxes for the year ended March 31, 2002 consisted of $17,728 for federal taxes and $5,034 for state taxes.

5. Net Capital Requirements

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the Securities and Exchange Commission's (the SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1. At March 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.54 to 1. At March 31, 2002, the Company had net capital of $139,078, which was $134,078 more than the required net capital of $5,000.

The SEC may by order, restrict for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Computation of Net Capital in Accordance with Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2002

Computation of net capital:		
Total stockholder's equity		$ 235,502
Deductions:		
Non-allowable assets:		
Due from Parent	(76,534)	
Due from affiliates	(5,778)	
Prepaid expenses	(14,112)	
Total non-allowable assets		(96,424)
Net capital		$ 139,078
Minimum net capital requirement		$ 5,000
Net capital in excess of minimum capital requirement		$ 134,078

AGGREGATE INDEBTEDNESS COMPUTATION

Aggregate indebtedness	$ 74,812
Aggregate indebtedness as a percentage of net capital	54%

Note: The above computation of net capital does not differ materially from the net capital computation as of March 31, 2002 filed by the Company in its Form X-17a-5, Part II A with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. on April 23, 2002.

Schedule 2

ICON SECURITIES CORP.
(A wholly owned subsidiary of ICON Holdings Corp.)

Computation of Reserve Requirement for
Brokers and Dealers Pursuant to Rule 15c3-3

March 31, 2002

The Company is exempt from the provision of Rule 15c3-3 as of March 31, 2002 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal
Control Structure Pursuant to SEC Rule 17a-5**

The Board of Directors
ICON Securities Corp.:

In planning and performing our audits of the financial statements and supplemental schedules of ICON Securities Corp. (the Company) as of and for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)) with respect to: (i) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's management and Board of Directors, the Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose. It is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

May 24, 2002